Filed Pursuant to Rule 424(b)(5)
Registration No. 333-109802

PROSPECTUS SUPPLEMENT (To prospectus dated November 26, 2003)

1,250,000 Units

Merrill Lynch & Co., Inc.

Nikkei 225 Market Index Target-Term Securities®

due March 8, 2011

“MITTS® Securities”

$10 principal amount per unit

The MITTS Securities:

•    100% principal protection at maturity.

•    No payments before the maturity date.

•    Senior unsecured debt securities of Merrill Lynch &
Co., Inc.

•    Linked to the value of the Nikkei 225 Index.

•    The MITTS Securities have been approved for quotation on the Nasdaq National Market under the symbol “MNNY”, subject to official notice of issuance.

•    Expected closing date: December 8, 2003.

Payment at maturity:

•    On the maturity date, for each unit of MITTS Securities you own, we will pay you an amount equal to the sum of the principal amount of each unit and an additional amount based on the percentage increase, if any, in the value of the Nikkei 225 Index, multiplied by a participation rate of 105%, as described in this prospectus supplement.

•    At maturity, you will receive no less than the principal
amount of your MITTS Securities.

Investing in the MITTS Securities involves risks that are described in the “ Risk Factors” section beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$12,500,000
Underwriting discount	$.30	$375,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.70	$12,125,000

(1)	The public offering price and the underwriting discount for any single transaction to purchase 100,000 units or more will be $9.80 per unit and $.10 per unit, respectively.

Merrill Lynch & Co.

The date of this prospectus supplement is December 2, 2003.

“MITTS” and “Market Index Target-Term Securities” are registered service marks and “Protected Growth” is a service mark of  Merrill Lynch & Co., Inc.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Nikkei 225 Market Index Target-Term Securities® due March 8, 2011. You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the MITTS Securities, the Nikkei Stock Average (the “Nikkei 225 Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the MITTS Securities. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the MITTS Securities, to determine whether an investment in the MITTS Securities is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the MITTS Securities?

The MITTS Securities will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The MITTS Securities will rank equally with all of our other unsecured and unsubordinated debt. The MITTS Securities will mature on March 8, 2011. We cannot redeem the MITTS Securities at an earlier date. We will not make any payments on the MITTS Securities until maturity.

Each unit of MITTS Securities represents $10 principal amount of MITTS Securities. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section “Description of the Debt Securities—Depositary” in the accompanying prospectus.

What will I receive on the stated maturity date of the MITTS Securities?

We have designed the MITTS Securities for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the value of the Nikkei 225 Index. On the stated maturity date, you will receive a cash payment on the MITTS Securities equal to the sum of two amounts: the “principal amount” and the “Supplemental Redemption Amount”, if any.

Principal Amount

The “principal amount” per unit is $10.

Supplemental Redemption Amount

The “Supplemental Redemption Amount” per unit will equal:

$10 ×	(	Ending Value – Starting Value	)	×	Participation Rate
Starting Value

but will not be less than zero.

The “Starting Value” equals 10,410.15, which was the closing value of the Nikkei 225 Index on December 2, 2003, the date the MITTS Securities were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” means the average, arithmetic mean, of the values of the Nikkei 225 Index at the close of the market on five business days shortly before the maturity of the MITTS Securities. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing value if, during the period shortly before the stated maturity date of the MITTS Securities, there is a disruption in the trading of a sufficient number of stocks included in the Nikkei 225 Index or certain futures or option contracts relating to the Nikkei 225 Index.

The “Participation Rate” is a fixed percentage equal to 105%.

For more specific information about the Supplemental Redemption Amount, please see the section “Description of the MITTS Securities” in this prospectus supplement.

We will pay you a Supplemental Redemption Amount only if the Ending Value is greater than the Starting Value. If the Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the principal amount of your MITTS Securities regardless of whether any Supplemental Redemption Amount is payable.

Examples

Here are two examples of Supplemental Redemption Amount calculations:

Example 1—At the stated maturity, the Nikkei 225 Index is below the Starting Value:

Starting Value: 10,410.15

Hypothetical Ending Value: 9,889.64

Supplemental Redemption Amount (per unit) = $10 ×	(9,889.64 – 10,410.15 10,410.15)	× 105% = $0	(Supplemental Redemption Amount cannot be less than zero)

Total payment at maturity (per unit) = $10 + $0 = $10

Example 2—At the stated maturity, the Nikkei 225 Index is above the Starting Value:

Starting Value: 10,410.15

Hypothetical Ending Value: 18,738.27

Supplemental Redemption Amount (per unit) = $10 ×	(18,738.27 – 10,410.15)	× 105% = $8.40
10,410.15

Total payment at maturity (per unit) = $10 + $8.40 = $18.40

Who publishes the Nikkei 225 Index and what does the Nikkei 225 Index measure?

The Nikkei 225 Index is a stock index published by Nihon Keizai Shimbun, Inc. (“NKS”) that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 common stocks traded on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross section of Japanese industry. All 225 underlying stocks (the “Underlying Stocks”) are stocks listed in the First Section of the TSE and are, therefore, among the most actively traded stocks on the TSE. The Nikkei 225 Index is a modified, price-weighted index, which means an Underlying Stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer.

Please note that an investment in the MITTS Securities does not entitle you to any ownership interest in the stocks of the companies included in the Nikkei 225 Index or the value of any dividends paid on those stocks.

How has the Nikkei 225 Index performed historically?

We have set forth the closing values of the Nikkei 225 Index on the last business day of each year from 1967 to 2002 and the last business day of each month from January 1996 to November 2003. You can find tables with these values in the section entitled “The Nikkei 225 Index-Historical data on the Nikkei 225 Index” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Nikkei 225 Index in various economic environments; however, past performance of the Nikkei 225 Index is not necessarily indicative of how the Nikkei 225 Index will perform in the future.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the MITTS Securities over their term based upon an estimated yield for the MITTS Securities, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning a MITTS Security. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that this estimated yield will equal 3.88% per annum, compounded semiannually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a MITTS Security for $10 and hold the MITTS Security until maturity, you will be required to pay taxes on the following amounts of ordinary income from the MITTS Security each year: $0.0251 in 2003, $0.3928 in 2004, $0.4081 in 2005, $0.4242 in 2006, $0.4400 in 2007, $0.4588 in 2008, $0.4760 in 2009, $0.4946 in 2010 and $0.0929 in 2011. However, in 2011, the amount of ordinary income that you will be required to pay taxes on from owning each MITTS Security may be greater or less than $0.0929, depending upon the Supplemental Redemption Amount, if any, you receive. Also, if the Supplemental Redemption Amount is less than $3.2125, you may have a loss which you could deduct against other income you may have in 2011, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this prospectus supplement.

Will I receive interest payments on the MITTS Securities?

You will not receive any interest payments on the MITTS Securities, but will instead receive the principal amount plus the Supplemental Redemption Amount, if any, at maturity. We have designed the MITTS Securities for investors who are willing to forego market interest payments on the MITTS Securities, such as floating interest rates paid on standard senior non-callable debt securities, in exchange for the ability to participate in possible increases in the Nikkei 225 Index.

Will the MITTS Securities be listed on a stock exchange?

The MITTS Securities have been approved for quotation on the Nasdaq National Market under the symbol “MNNY”, subject to official notice of issuance. You should be aware that the quotation of the MITTS Securities on the Nasdaq will not necessarily ensure that a liquid trading market will be available for the MITTS Securities. You should review “Risk Factors—There may be an uncertain trading market for the MITTS Securities” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the MITTS Securities. After the initial offering, MLPF&S intends to buy and sell the MITTS Securities to create a secondary market for holders of the MITTS Securities, and may stabilize or maintain the market price of the MITTS Securities during the initial distribution of the MITTS Securities. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could, result in a conflict of interest between MLPF&S’ status as a subsidiary of ML&Co. and its responsibilities as calculation agent.

Who is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co. see the section “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section “Where You Can Find More Information” in this prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the MITTS Securities is subject to risks. Please refer to the section “Risk Factors” in this prospectus supplement.

RISK FACTORS

Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the MITTS Securities is suitable for you.

You may not earn a return on your investment

You should be aware that if the Ending Value does not exceed the Starting Value on the stated maturity date, the Supplemental Redemption Amount will be zero. This will be true even if the value of the Nikkei 225 Index was higher than the Starting Value at some time during the life of the MITTS Securities but later falls below the Starting Value. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your MITTS Securities.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Nikkei 225 Index

The return on your MITTS Securities will not reflect the return you would realize if you actually owned the stocks included in the Nikkei 225 Index and received the dividends paid on those stocks because the value of the Nikkei 225 Index is calculated by reference to the prices of the stocks included in the Nikkei 225 Index without taking into consideration the value of dividends paid on those stocks.

Your return will not be adjusted for changes in currency exchange rates

Although the stocks included in the Nikkei 225 Index are traded in Japanese yen and the MITTS Securities are denominated in U.S. dollars, we will not adjust the amount payable at maturity for the currency exchange rate in effect at the maturity of the MITTS Securities. Any amount in addition to the principal amount of each unit payable to you at maturity is based solely upon the percentage increase in the Nikkei 225 Index. Changes in exchange rates, however, may reflect changes in the Japanese economy which in turn may affect the value of the Nikkei 225 Index and the MITTS Securities.

There may be an uncertain trading market for the MITTS Securities

The MITTS Securities have been approved for quotation on the Nasdaq National Market under the symbol “MNNY”, subject to official notice of issuance. While there have been a number of issuances of series of Market Index Target-Term Securities, trading volumes have varied historically from one series to another and it is therefore impossible to predict how the MITTS Securities will trade. You cannot assume that a trading market will develop for the MITTS Securities. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the MITTS Securities will depend on our financial performance, and other factors such as the increase, if any, in the value of the Nikkei 225 Index.

If the trading market for the MITTS Securities is limited, there may be a limited number of buyers for your MITTS Securities if you do not wish to hold your investment until maturity. This may affect the price you receive.

Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the Nikkei 225 Index. The following paragraphs describe the expected impact on the market value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

The value of the Nikkei 225 Index is expected to affect the trading value of the MITTS Securities.    We expect that the market value of the MITTS Securities will depend substantially on the amount by which the Nikkei 225 Index exceeds the Starting Value. If you choose to sell your MITTS Securities when the value of the Nikkei 225 Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that value because of the expectation that the Nikkei 225 Index will continue to fluctuate until the Ending Value is determined. If you choose to sell your MITTS Securities when the value of the Nikkei 225 Index is below, or not sufficiently above, the Starting Value, you may receive less than the $10 principal amount per unit of MITTS Securities. In general, rising Japanese dividend rates or dividends per share may increase the value of the Nikkei 225 Index while falling Japanese dividend rates may decrease the value of the Nikkei 225 Index. Political, economic and other developments that affect the stocks included in the Nikkei 225 Index may also affect the value of the Nikkei 225 Index and, indirectly, the value of the MITTS Securities.

Changes in the levels of interest rates are expected to affect the trading value of the MITTS Securities.    Because we will pay, at a minimum, the principal amount per unit of MITTS Securities at maturity, we expect that changes in interest rates, both in the U.S. and Japan, will affect the trading value of the MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the MITTS Securities will increase. In general, if interest rates in Japan increase, we expect that the trading value of the MITTS Securities will increase. If interest rates in Japan decrease, we expect that the trading value of the MITTS Securities will decrease.

Notwithstanding the foregoing, Japanese interest rates may affect Japanese stock prices generally, and in turn the value of the Nikkei 225 Index, which may have an alternative effect on the value of the MITTS Securities. If interest rates in Japan increase, the value of the Nikkei 225 Index may decrease, and, thus, the trading value of the MITTS Securities may decrease. Conversely, falling Japanese interest rates may increase the value of the Nikkei 225 Index and, thus, the value of the MITTS Securities may increase.

Changes in the volatility of the Nikkei 225 Index are expected to affect the trading value of the MITTS Securities.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Nikkei 225 Index increases we expect that the trading value of the MITTS Securities will increase, and conversely, if the volatility of the Nikkei 225 Index decreases, we expect that the trading value of the MITTS Securities will decrease.

Volatility of the Japanese yen/U.S. dollar exchange rate.    The Japanese yen/U.S. dollar rate is a foreign exchange spot rate that measures the relative values of two currencies, the Japanese yen and the U.S. dollar (the “JPY/USD Rate”). The JPY/USD Rate increases when the U.S. dollar appreciates relative to the Japanese yen. The JPY/USD Rate is expressed as a rate that reflects the amount of Japanese yen that can be purchased for one U.S. dollar. Changes in the volatility of the JPY/USD Rate could negatively impact the trading value of the MITTS Securities.

Correlation between the JPY/USD Rate and the Nikkei 225 Index.    Correlation is the term used to describe the relationship between the percentage changes in the JPY/USD Rate and the percentage changes in the Nikkei 225 Index. Changes in the correlation between the JPY/USD Rate and the Nikkei 225 Index could negatively impact the trading value of the MITTS Securities.

As the time remaining to maturity of the MITTS Securities decreases, the “time premium” associated with the MITTS Securities will decrease.    We anticipate that before their maturity, the MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the Nikkei 225 Index. This difference will reflect a “time premium” due to expectations concerning the value of the Nikkei 225 Index during the period before the stated maturity of the MITTS Securities. However, as the time remaining to the stated maturity of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

Changes in dividend yields of the stocks included in the Nikkei 225 Index are expected to affect the trading value of the MITTS Securities.    In general, if dividend yields on the stocks included in the Nikkei 225 Index increase, we expect that the value of the MITTS Securities will decrease and, conversely, if dividend yields on the stocks included in the Nikkei 225 Index decrease, we expect that the value of the MITTS Securities will increase.

Changes in our credit ratings may affect the trading value of the MITTS Securities.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because your return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase, if any, in the value of the Nikkei 225 Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the MITTS Securities.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities. However, we expect that the effect on the trading value of the MITTS Securities of a given increase in the value of the Nikkei 225 Index will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

Amounts payable on the MITTS Securities may be limited by state law

New York State law governs the 1983 Indenture under which the MITTS Securities will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the MITTS Securities, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Risks associated with the Japanese securities markets

The Underlying Stocks that constitute the Nikkei 225 Index have been issued by Japanese companies. You should be aware that investments in securities indexed to the value of Japanese equity securities involve certain risks. The Japanese securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Direct or indirect government intervention to stabilize the Japanese securities markets and cross-shareholdings in Japanese companies on those markets may affect prices and volume of trading on those markets. Also, there is generally less publicly available information about Japanese companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and Japanese companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in Japan are subject to political, economic, financial and social factors that apply in Japan. These factors, which could negatively affect the Japanese securities markets, include the possibility of recent or future changes in the Japanese government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other Japanese laws or restrictions applicable to Japanese companies or investments in Japanese equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Japanese economy may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the Nikkei 225 Index or futures or options contracts on the Nikkei 225 Index for our own accounts for business reasons or in connection with hedging our obligations under the MITTS Securities. These transactions could affect the price of these stocks and, in turn, the value of the Nikkei 225 Index in a manner that would be adverse to your investment in the MITTS Securities.

Potential conflicts

Our subsidiary, MLPF&S, is our agent for the purposes of calculating the Ending Value and the Supplemental Redemption Amount payable to you at maturity. Under certain circumstances, MLPF&S’ role as our subsidiary and its responsibilities as calculation agent for the MITTS Securities could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether a value of the Nikkei 225 Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Nikkei 225 Index. See “Description of the MITTS Securities—Adjustments to the Nikkei 225 Index; Market Disruption Events” and
“—Discontinuance of the Nikkei 225 Index” in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due at maturity on the MITTS Securities. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

You should consider the tax consequences of investing in the MITTS Securities. See “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE MITTS SECURITIES

ML&Co. will issue the MITTS Securities as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The MITTS Securities will mature on March 8, 2011.

While at maturity a beneficial owner of a MITTS Security will receive the sum of the principal amount of the MITTS Security plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See “—Payment at Maturity”.

The MITTS Securities will not be subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the MITTS Securities, holders of the MITTS Securities may accelerate the maturity of the MITTS Securities, as described under “—Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the MITTS Securities in denominations of whole units each with a principal amount of $10.00 per unit. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The MITTS Securities will not have the benefit of any sinking fund.

Payment at Maturity

At maturity, a beneficial owner of a MITTS Security will be entitled to receive the principal amount of that MITTS Security plus a Supplemental Redemption Amount, if any, all as provided below. If the Ending Value does not exceed the Starting Value, a beneficial owner will be entitled to receive only the principal amount of the MITTS Security.

The “Supplemental Redemption Amount” for a MITTS Security will be determined by the calculation agent and will equal:

principal amount of each MITTS Security ($10 per unit) ×	(	Ending Value – Starting Value Starting Value	)	× Participation Rate

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

The “Starting Value” equals 10,410.15, which was the closing value of the Nikkei 225 Index on the Pricing Date.

The “Ending Value” will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing values of the Nikkei 225 Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the closing values of the Nikkei 225 Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Nikkei 225 Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Nikkei 225 Index determined on the last scheduled Index Business Day in the Calculation Period regardless of the occurrence of a Market Disruption Event on that Index Business Day.

The “Participation Rate” is a fixed percentage equal to 105%.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means any day on which the NYSE, the AMEX and the Nasdaq Stock Market are open for trading and the Nikkei 225 Index or any successor index is calculated and published.

All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the MITTS Securities.

Hypothetical returns

The following table illustrates, for a range of hypothetical Ending Values of the Nikkei 225 Index:

•	the percentage change from the Starting Value to the hypothetical Ending Value,

•	the total amount payable at maturity for each unit of the MITTS Securities,

•	the total rate of return to beneficial owners of the MITTS Securities,

•	the pretax annualized rate of return to beneficial owners of the MITTS Securities, and

•	the pretax annualized rate of return of an investment in the stocks included in the Nikkei 225 Index, which includes an assumed aggregate dividend yield of 0.87% per annum, as more fully described below.

Hypothetical Ending Value		Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable at maturity per unit of the MITTS Securities (1)	Total rate of return on the MITTS Securities (1)	Pretax annualized rate of return on the MITTS Securities (1)(2)	Pretax annualized rate of return of stocks included in the Nikkei 225 Index (2)(3)
6,246.09		–40%	$10.00	0.00%	0.00%	–5.91%
7,287.11		–30%	$10.00	0.00%	0.00%	–3.93%
8,328,12		–20%	$10.00	0.00%	0.00%	–2.17%
9,369.14		–10%	$10.00	0.00%	0.00%	–0.58%
10,410.15	(4)	0%	$10.00	0.00%	0.00%	0.87%
11,451.17		10%	$11.05	10.50%	1.38%	2.21%
12,492.18		20%	$12.10	21.00%	2.65%	3.45%
13,533.20		30%	$13.15	31.50%	3.81%	4.61%
14,574.21		40%	$14.20	42.00%	4.89%	5.70%
15,615.23		50%	$15.25	52.50%	5.90%	6.73%
16,656.24		60%	$16.30	63.00%	6.85%	7.70%
17,697.26		70%	$17.35	73.50%	7.74%	8.63%
18,738.27		80%	$18.40	84.00%	8.59%	9.51%
19,779.29		90%	$19.45	94.50%	9.39%	10.35%
20,820.30		100%	$20.50	105.00%	10.15%	11.16%
21,861.32		110%	$21.55	115.50%	10.87%	11.93%
22,902.33		120%	$22.60	126.00%	11.57%	12.68%

(1)	These values include the application of the Participation Rate.
(2)	The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(3)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the stocks that equals the percentage change in the Nikkei 225 Index from the Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 0.87% per annum, paid quarterly from the date of initial delivery of the MITTS Securities, applied to the value of the Nikkei 225 Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value;

(c)	no transaction fees or expenses; and
(d)	an investment term from December 8, 2003 to March 8, 2011.
(4)	This is the Starting Value.

The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount, received by you, if any, and the resulting total and pretax annualized rate of return will depend on the actual Ending Value determined by the calculation agent as described in this prospectus supplement.

Adjustments to the Nikkei 225 Index; Market Disruption Events

If at any time NKS changes its method of calculating the Nikkei 225 Index, or the value of the Nikkei 225 Index changes, in any material respect, or if the Nikkei 225 Index is in any other way modified so that the Nikkei 225 Index does not, in the opinion of the calculation agent, fairly represent the value of the Nikkei 225 Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Nikkei 225 Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Nikkei 225 Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Nikkei 225 Index, as so adjusted. Accordingly, if the method of calculating the Nikkei 225 Index is modified so that the value of the Nikkei 225 Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Nikkei 225 Index in order to arrive at a value of the Nikkei 225 Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the Nikkei 225 Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Nikkei 225 Index , or any successor index, which are traded on any major U.S. exchange.

For the purpose of the above definition:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

(2)	a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Nikkei 225 Index by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension or material limitation of trading in futures or options contracts related to the Nikkei 225 Index; and

(4)	an absence of trading on the TSE will not include any time when the TSE is closed for trading under ordinary circumstances.

Discontinuance of the Nikkei 225 Index

If NKS discontinues publication of the Nikkei 225 Index and NKS or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Nikkei 225 Index (a “successor index”), then, upon the calculation agent’s notification of its determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by NKS or any other entity for the Nikkei 225 Index and calculate the Ending Value as described above under “—Payment at Maturity”. Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the MITTS Securities.

In the event that NKS discontinues publication of the Nikkei 225 Index and:

•	the calculation agent does not select a successor index, or

•	the successor index is no longer published on any of the Calculation Days,

the calculation agent will compute a substitute value for the Nikkei 225 Index in accordance with the procedures last used to calculate the Nikkei 225 Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Nikkei 225 Index as described below, the successor index or value will be used as a substitute for the Nikkei 225 Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If NKS discontinues publication of the Nikkei 225 Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value, and

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the TSE, the NYSE, the AMEX and The Nasdaq Stock Market are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Nikkei 225 Index may adversely affect trading in the MITTS Securities.

Events of Default and Acceleration

In case an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each MITTS Security, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the MITTS Securities. See “—Payment at Maturity” in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a MITTS Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the MITTS Securities.

In case of default in payment of the MITTS Securities, whether at the stated maturity date or upon acceleration, from and after that date the MITTS Securities will bear interest, payable upon demand of their holders, at the rate of 1.25% per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of that amount has been made or duly provided for.

THE NIKKEI 225 INDEX

All disclosure contained in this prospectus supplement regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated, has been derived from the Stock Market Indices Data Book published by NKS and other publicly available sources. The information reflects the policies of NKS as stated in these sources and the policies are subject to change at the discretion of NKS.

The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 Underlying Stocks trading on the TSE and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the SIMEX, the OSE and the Chicago Mercantile Exchange.

The Nikkei 225 Index is a modified, price-weighted index. Each stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Underlying Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 23.154 as of December 2, 2003, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing &50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of &50. Each Weight Factor represents the number of shares of the related Underlying Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Underlying Stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

Underlying Stocks may be deleted or added by NKS. However, to maintain continuity in the Nikkei 225 Index, the policy of NKS is generally not to alter the composition of the Underlying Stocks except when an

Underlying Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Underlying Stocks. As a result, an existing Underlying Stock with low trading volume and not representative of a market will be deleted.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The MITTS Securities are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this prospectus supplement that NKS makes any representation or warranty, implied or express, to ML&Co., the holder of the MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the MITTS Securities in particular or the ability of the Nikkei 225 Index to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holder of the MITTS Securities into consideration in determining, composing or calculating the Nikkei 225 Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the MITTS Securities to be issued or in the determination or calculation of the equation by which the MITTS Securities are to be settled in cash. NKS has no obligation or liability in connection with the administration or marketing of the MITTS Securities.

The use of and reference to the Nikkei 225 Index in connection with the MITTS Securities have been consented to by NKS, the publisher of the Nikkei 225 Index.

None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Values or Ending Values or any Supplemental Redemption Amount upon maturity of the MITTS Securities.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the MITTS Securities.

Historical data on the Nikkei 225 Index

The following table sets forth the closing values of the Nikkei 225 Index on the last business day of each year from 1967 through 2002. The historical experience of the Nikkei 225 Index should not be taken as an indication of future performance and no assurance can be given that the value of the Nikkei 225 Index will not decline and thereby reduce the Supplemental Redemption Amount which may be payable to the beneficial owner of the MITTS Securities at maturity or otherwise.

Year-End Closing Values of the Nikkei 225 Index

Year	Closing Value
1967	1,281
1968	1,715
1969	2,359
1970	1,987
1971	2,714
1972	5,208
1973	4,307
1974	3,817
1975	4,359
1976	4,991
1977	4,866
1978	6,002
1979	6,569
1980	7,116
1981	7,682
1982	8,017
1983	9,894
1984	11,543

Year	Closing Value
1985	13,113
1986	18,701
1987	21,564
1988	30,159
1989	38,916
1990	23,849
1991	22,984
1992	16,925
1993	17,417
1994	19,723
1995	19,868
1996	19,361
1997	15,259
1998	13,842
1999	18,934
2000	13,786
2001	10,543
2002	8,579

The following table sets forth the level of the Nikkei 225 Index at the end of each month, in the period from January 1996 through November 2003. These historical data on the Nikkei 225 Index are not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time during the term of the MITTS Securities.

	1996	1997	1998	1999	2000	2001	2002	2003
January	20,813	18,330	16,628	14,499	19,540	13,844	9,998	8,340
February	20,125	18,557	16,832	14,368	19,960	12,884	10,588	8,363
March	21,407	18,003	16,527	15,837	20,337	13,000	11,025	7,973
April	22,041	19,151	15,641	16,702	17,974	13,934	11,493	7,831
May	21,956	20,069	15,671	16,112	16,332	13,262	11,764	8,425
June	22,531	20,605	15,830	17,530	17,411	12,969	10,622	9,083
July	20,693	20,331	16,379	17,862	15,727	11,861	9,878	9,563
August	20,167	18,229	14,108	17,437	16,861	10,714	9,619	10,344
September	21,556	17,888	13,406	17,605	15,747	9,775	9,383	10,219
October	20,467	16,459	13,565	17,942	14,540	10,366	8,640	10,560
November	21,020	16,636	14,884	18,558	14,649	10,697	9,216	10,101
December	19,361	15,259	13,842	18,934	13,786	10,543	8,579

The following graph sets forth the historical performance of the Nikkei 225 Index at the end of each month in the table above. Past movements of the Nikkei 225 Index are not necessarily indicative of the future Nikkei 225 Index values. On December 2, 2003, the Pricing Date, the closing value of the Nikkei 225 Index was 10,410.15.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with MITTS Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding MITTS Securities in a tax-deferred or tax-advantaged account, or persons holding MITTS Securities as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the MITTS Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the MITTS Securities should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the MITTS Securities arising under the laws of any other taxing jurisdiction.

As used in this prospectus supplement, the term “U.S. Holder” means a beneficial owner of a MITTS Security that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a MITTS Security is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a MITTS Security that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the MITTS Securities or securities with terms substantially the same as the MITTS Securities. However, although the matter is not free from doubt, under current law, each MITTS Security should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each MITTS Security as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS Securities. Prospective investors in the MITTS Securities should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the MITTS Securities as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the MITTS Securities for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities is based upon the assumption that each MITTS Security will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the MITTS Securities are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the MITTS Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a MITTS Security could differ from the timing and character of income, gain or loss recognized in respect of a MITTS Security had the MITTS Securities in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “Final Regulations”) concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the MITTS Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the MITTS Securities. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

In particular, solely for purposes of applying the Final Regulations to the MITTS Securities, ML&Co. has determined that the projected payment schedule for the MITTS Securities will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $3.2125 per unit (the “Projected Supplemental Redemption Amount”). This represents an estimated yield on the MITTS Securities equal to 3.88% per annum, compounded semiannually. Accordingly, during the term of the

MITTS Securities, a U.S. Holder of a MITTS Security will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the MITTS Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the MITTS Security. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the MITTS Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the MITTS Security’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a MITTS Security’s adjusted issue price will equal the MITTS Security’s issue price (i.e., $10), increased by the interest previously accrued on the MITTS Security. At maturity of a MITTS Security, in the event that the actual Supplemental Redemption Amount, if any, exceeds $3.2125 per unit (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $3.2125 per unit (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $3.2125 per unit (i.e., the Projected Supplemental Redemption Amount), the amount by which the Projected Supplemental Redemption Amount (i.e., $3.2125 per unit) exceeds the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the MITTS Security for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $3.2125 per unit) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a MITTS Security at a price that differs from the adjusted issue price of the MITTS Security as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a MITTS Security prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the MITTS Security as of the date of disposition. A U.S. Holder’s adjusted tax basis in a MITTS Security generally will equal such U.S. Holder’s initial investment in the MITTS Security increased by any interest previously included in income with respect to the MITTS Security by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the MITTS Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the MITTS Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the Final Regulations to the MITTS Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the MITTS Securities), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

The following table sets forth the amount of interest that will be deemed to have accrued with respect to each unit of the MITTS Securities during each accrual period over the term of the MITTS Securities based upon the projected payment schedule for the MITTS Securities (including both the Projected Supplemental Redemption Amount and an estimated yield equal to 3.88% per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the Final Regulations to the MITTS Securities:

Accrual Period	Interest deemed to accrue on MITTS Securities during accrual period (per unit)	Total interest deemed to have accrued on MITTS Securities as of end of accrual period (per unit)
December 8, 2003 through March 8, 2004	$0.0963	$0.0963
March 9, 2004 through September 8, 2004	$0.1958	$0.2921
September 9, 2004 through March 8, 2005	$0.1997	$0.4918
March 9, 2005 through September 8, 2005	$0.2035	$0.6953
September 9, 2005 through March 8, 2006	$0.2075	$0.9028
March 9, 2006 through September 8, 2006	$0.2115	$1.1143
September 9, 2006 through March 8, 2007	$0.2157	$1.3300
March 9, 2007 through September 8, 2007	$0.2198	$1.5498
September 9, 2007 through March 8, 2008	$0.2240	$1.7738
March 9, 2008 through September 8, 2008	$0.2284	$2.0022
September 9, 2008 through March 8, 2009	$0.2329	$2.2351
March 9, 2009 through September 8, 2009	$0.2374	$2.4725
September 9, 2009 through March 8, 2010	$0.2419	$2.7144
March 9, 2010 through September 8, 2010	$0.2467	$2.9611
September 9, 2010 through March 8, 2011	$0.2514	$3.2125

Projected Supplemental Redemption Amount = $3.2125 per unit.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a MITTS Security, unless such  non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the MITTS Security under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a MITTS Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a MITTS Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual’s death, payments in respect of such MITTS Security would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the MITTS Securities to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the MITTS Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a MITTS Security to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States Federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Internal Revenue Code (the “Code”) prohibit various transactions between certain parties and the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions.

The U.S. Department of Labor has granted ML&Co. an administrative exemption (Prohibited Transaction Exemption 2000-63, 65 F.R. 76306 (December 6, 2000)) from some of the prohibited transaction rules under ERISA and the related excise tax provisions under Section 4975 of the Code. The exemption applies with respect to (1) the purchase or sale by employee benefit plans (“Plans”), other than Plans sponsored by ML&Co. or its affiliates, of MITTS Securities, and (2) the extension of credit by the Plans to ML&Co. and its affiliates in connection with the holding of the MITTS Securities.

In order to qualify for the exemption, certain conditions, including but not limited to the following, must be met:

•  The decision to invest in the MITTS Securities is made by a Plan fiduciary (or a participant in a Plan that provides for participant-directed investments) which is independent of ML&Co.

•  ML&Co. does not have any discretionary authority or control or provide any investment advice with respect to the Plan assets involved in the MITTS Securities transactions.

•  The Plans pay no fees or commissions to us or our affiliates in connection with the MITTS Securities transactions, other than certain principal mark-ups.

•  A Plan generally should not invest more than 15 percent of the Plan’s assets (at the time of the acquisition) in any of the MITTS Securities.

•  The terms of a Plan’s investment in the MITTS Securities are at least as favorable to the Plan as those available to an unrelated non-Plan investor in a comparable arm’s length transaction at the time of such acquisition.

If either of the following events occur, the investment will cease to qualify for the exemption.

•  The MITTS Securities are no longer quoted on the National Association of Securities Dealers Automated Quotations Systems and are not listed on the NYSE or the AMEX.

•  The MITTS Securities are no longer rated in one of the three highest generic rating categories by at least one nationally-recognized statistical rating service at the time of their acquisition.

For a complete description of conditions, please review the full text of the exemption granted to ML&Co. You may obtain a copy of the exemption by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, corporatesecretary@exchange.ml.com. Prospective Plan investors are encouraged to consult with their legal advisors regarding the impact of ERISA and the Code, the applicability of the exemption, and the potential consequences in their specific circumstances of an investment in MITTS Securities.

Each Plan investor by its purchase of any MITTS Security on behalf of any Plan, represents on behalf of itself and the Plan, that the acquisition, holding and any subsequent disposition of the MITTS Security will not result in a violation of ERISA, the Code or any other applicable law or regulation.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the MITTS Securities will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the principal amount and the Supplemental Redemption Amount, if any.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the MITTS Securities and other securities. For further information on ML&Co. and the MITTS Securities, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $12,500,000 aggregate principal amount of MITTS Securities. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the MITTS Securities if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the MITTS Securities directly to the public at the offering prices set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering prices may be changed. The underwriter is offering the MITTS Securities subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co. is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the MITTS Securities. Accordingly, offerings of the MITTS Securities will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the MITTS Securities. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the MITTS Securities.

If the underwriter creates a short position in the MITTS Securities in connection with the offering, i.e., if it sells more units of the MITTS Securities than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing units of the MITTS Securities in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment options exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the MITTS Securities, has no overallotment option, it would be required to closeout a short position in the MITTS Securities by purchasing MITTS Securities in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the MITTS Securities. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the MITTS Securities. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE MITTS SECURITIES

The validity of the MITTS Securities will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 27, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 28, 2003 and March 29, 2002, June 27, 2003 and June 28, 2002 and September 26, 2003 and September 27, 2002, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Reports on Form 10-Q for the quarters ended March 28, 2003, June 27, 2003 and September 26, 2003 and incorporated by reference herein, they did not audit and they do not express opinions on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because such reports are not “reports” or “parts” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	S-15
Calculation Day	S-12
Calculation Period	S-12
Ending Value	S-3
Index Business Day	S-12
Market Disruption Event	S-14
MITTS Securities	S-1
Pricing Date	S-3
principal amount	S-3
Projected Supplemental Redemption Amount	S-20
Starting Value	S-3
successor index	S-15
Supplemental Redemption Amount	S-3

1,250,000 Units

Merrill Lynch & Co., Inc.

Nikkei 225 Market Index Target-Term Securities®

due March 8, 2011

“MITTS® Securities”

$10 principal amount per unit

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

December 2, 2003

“MITTS” and “Market Index Target-Term Securities” are registered service marks of Merrill Lynch & Co., Inc.